SUZANO
PETROQUÍMICA

RECEIVED
2006 JAN -4 P 12:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 26, 2005
Our ref.:038/05

06010064

SUPPL

Office of International Corporate Fin
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of following documents:

- Summary of the Minutes of the Board of Directors held on August 09, 2005, at 10:00 AM;
- Notice of Special General Meeting of September 22, 2005;
- Summary of the Minutes of the Special General Meeting held on September 22, 2005, at 11:00 AM;
- Summary of the Minutes of the Meeting of the Board of Directors held on December 07, 2005, at 06:00 PM;
- Relevantl Fact of November 28, 2005;
- Minutes of he Meeting of the Board of Directors of November 30, 2005, at 7:00 PM.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

PROCESSED
JAN 10 2006
THOMSON
FINANCIAL

Truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director

FILE N° 82-34667

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly-held Company with Authorized Capital
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Summary of the Minutes of the Board of Directors
held on August 09, 2005, at 10:00 AM

Agenda: To know about:

(i) Follow-up of the strategic planning;

(ii) The process of acquisition of Polibrasil;

(iii) The progress of the Rio Polímeros project; and

(iv) The results of the Company and its controlled companies for the quarter ended on June 30, 2005.

The meeting included the following subjects:

(i) The progress of the strategic planning of the Company up to the quarter ended on June 30, 2005;

(ii) The process of acquisition of Polibrasil, the financing of which includes the issue of promissory notes with a guarantee of Suzano Holding S.A., at a rate of 0.3% per year (three-tenths per cent per year), was defined and approved according to the market conditions;

(iii) The financial progress of the Rio Polímeros project, and the project time schedule, in which the start up of the plant is foreseen up to the end of the month of August; and

(iv) The consolidated results of the Company and its controlled companies for the quarter ended on June 30, 2005.

São Paulo, August 09, 2005.

FILE Nº 82-34667

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly-held Company with Authorized Capital
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5

NOTICE

Special General Meeting

Notice is hereby given that a Special General Meeting shall be held on the 22nd of the current month, at 11:00 AM, at the company's headquarter, Av. Brigadeiro Faria Lima, 1355, 9th floor, in this Capital City, for the following purposes:

- Amendment of article 4th of the Bylaws, in view of the proposal of corporate restructuring, to define that, in the exercise of the activities developed by the Company, the industry and trade of petrochemical products, are included: (i) the import and export, representation and consignment sale of petrochemical products, its byproducts, compounds and derivates as well; and (ii) the rendering of services related to the above mentioned activities.

São Paulo, September 06, 2005

David Feffer
President of the Board of Directors

 FILE Nº 82-34667

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly-held Company with Authorized Capital
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Summary of the Minutes of the Special General Meeting held on September 22, 2005, at 11:00AM

1. The wording of article 4th of the bylaws was changed, to give more clarity and to define that, in the exercise of the activities developed by the Company, of industry and trade of petrochemical products, are included (i) the import and export, representation and consignment sale of petrochemical products, and its byproducts, compounds and derivates as well; and (ii) the rendering of services related to the above mentioned activities, so that said provision shall be read as follows:

"Article 4th – The Company has as purpose:
a) To be a member or a shareholder of any company;
b) The industry, trade, the import and export, representation and consignment sale of petrochemical products, and its byproducts, compounds and derivates as well; and
c) The rendering of services related to the above mentioned activities."

São Paulo, September 22, 2005.

FILE N° 82-34667

SUZANO PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly-held Company with Authorized Capital
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Summary of the Minutes of the Meeting of the Board of Directors held on December 07, 2005, at 06:00PM

Agenda:

To consider the following agenda:

To authorize the filing of the first program for distribution of securities issued by the Company with the Securities and Exchange Commission – CVM (the "Distribution Program");

The authorization of the Directors, according to the authority to represent the Company, to carry out any and all acts necessary or convenient to the filing of the Distribution Program;

To ratify the acts already performed by the Board of Directors as regards the filing of the Distribution Program; and

To approve the Leaflet to be used for the Distribution Program.

Unanimously Taken Resolutions:

The Board authorized the filing of the Distribution Program with the Securities and Exchange Commission – CVM, including ordinary shares, preferred shares, simple debentures, not convertible into shares, debentures convertible into shares and promissory notes, for an amount of up to R$800,000,000.00 (eight hundred million *Reals*), with a term of two (2) years, counted from the filing;

The Board authorized the Directors, according to the authority to represent the Company, from now on to carry out any and all acts necessary or convenient for the filing of the Distribution Program. The authority herein granted to the Directors includes authority to represent the Company before the CVM, to accept proposals and to contract with the required entities, and authority to practice any and all acts with these or other entities, as regards the filing of the Distribution Program, including the preparation, approval and execution of any documents, instruments, or forms which they shall deem necessary or convenient for this purpose, including, without limitation, the Leaflet;

The Board ratified all other acts already carried out by the Board of Directors of the Company, as regards the filing of the Distribution Program, namely: (i) contracting of an intermediation institution, with legal advisers and independent auditors; and (ii) protocol of the request of filing of the Distribution Program with the Securities and Exchange Commission – CVM, which took place on November 07, 2005;

The Board approved the Leaflet to be used for the Distribution Program.

São Paulo, December 07, 2005.

FILE Nº 82-34667

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly-held Company with Authorized Capital
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Minutes of the Meeting of the Board of Directors

On November 30, 2005, at 07:00 PM, at the Company's headquarter, Avenida Brigadeiro Faria Lima, No, 1,355, 9th floor, in the City of São Paulo, State of São Paulo, a meeting of the undersigned members of the Board of Directors of the Company was held. Mr. David Feffer, President of the Board of Directors, acted as Chairman and invited me, Fábio Eduardo de Pieri Spina to act as Secretary. By the President was said that this meeting had as purpose: (i) to decide on the election of Mr. José Ricardo Roriz Coelho as Superintendent Director of the Polypropylene Unit, ratifying the election of the current Directors of the Company, and (ii) to define the authorities given to the Directors, according to what is set forth in item "r", subitems "r.1" to "r.6" of article 19 of the Bylaws of the Company. After being discussed and analyzed the subjects, the Board of Directors, by unanimous vote, **(i)** approved the election of Mr. José Ricardo Roriz Coelho (Brazilian, divorced, Mechanical Engineer, ID Card RG No 30,831,188-7 SSP/SP and Federal Tax ID CPF/MF No 210,373,021-68, with offices at Av. Chucri Zaidan, 80, 10th floor) to the function of Superintendent Director of the Polypropylene Unit, with term of office of one (1) year, counted from the date of the election of the other directors of the Company, extended up to the date the new Directors to be elected by this Board of Directors take office, and ratified the election of the current directors of the Company, namely, Mr. David Feffer – President Director; Armando Guedes Coelho – Planning and Participation Superintendent Director; Fábio Eduardo de Pieri Spina – Director; João Pinheiro Nogueira Batista – Director; Sérgio Arthur Ferreira Alves – Director; and **(ii)** authorized the Board of Directors, according to the authority to represent the Company set forth in the Bylaws: **a)** to acquire, encumber, and dispose of goods of any nature, of the fixed assets, for a value not in excess of sixty million *reals* (R$60,000,000), per transaction or per project; the transactions or projects for a value between ten million *reals* (R$10,000,000.00) and sixty million *reals* (R$60,000,000.00) are subject to the prior approval by resolution of a meeting of the Board of Directors; **b)** to grant a security interest of any nature and a deed of trust, for a value not in excess of sixty million *reals* (R$60,000,000), per transaction or per project; the transactions or projects for a value between ten million *reals* (R$10,000,000.00) and sixty million *reals* (R$60,000,000.00) are subject to the prior approval by resolution of a meeting of the Board of Directors; **c)** to perform any financial transactions, for a value not in excess of sixty million *reals* (R$60,000,000), per transaction or per project; the transactions or projects for a value between ten million *reals* (R$10,000,000.00) and sixty million *reals* (R$60,000,000.00) are subject to the prior approval by resolution of a meeting of the Board of Directors, except the transactions called "vendor", in which the company is guarantor or surety for its clients, the execution of which shall be the competence of the Board of Directors up to the limit of one hundred and fifty million *reals* (R$150,000,000.00); and the transactions for a value between forty million *reals* (R$40,000,000.00) and one hundred and fifty million *reals*

(R$150,000,000.00) shall be subject of prior approval by a meeting of the Board of Directors; **d)** to enter sale agreements of petrochemical resins, for the domestic and international markets, for a value not in excess of sixty million *reals* (R$60,000,000), per transaction or per project; the transactions or projects for a value between ten million *reals* (R$10,000,000.00) and sixty million *reals* (R$60,000,000.00) are subject to the prior approval by resolution of a meeting of the Board of Directors; **e)** to enter any other agreements for a value not in excess of sixty million *reals* (R$60,000,000), per transaction or per project; the transactions or projects for a value between ten million *reals* (R$10,000,000.00) and sixty million *reals* (R$60,000,000.00) are subject to the prior approval by resolution of a meeting of the Board of Directors; **f)** to carry out, or to determine to be carried out, any acts not explicitly set forth in the bylaws of the Company, provided that they are of their legal competence and regardless their value; and **g)** to start or waive any judicial or administrative actions, suits, proceedings, measures or any cases, and further to take the measures for the voluntary set off against tax credit, for a value not in excess of sixty million *reals* (R$60,000,000), per action or measure; the actions or measures for a value between ten million *reals* (R$10,000,000.00) and sixty million *reals* (R$60,000,000.00) are subject to the prior approval by resolution of a meeting of the Board of Directors. It must be noted that **(i)** when the transactions or projects mentioned in items "a" to "e" above are entered in a foreign currency, the exchange rate to be used shall be that in force at the last business day of the month prior to their execution (Sisbacen Ptax 800 – sale), and **(ii)** the transactions and projects included in items "r.1" to "r.6" of article 19 of the Bylaws of the Company above the competence set forth herein, shall be subject of approval by a meeting of this Board of Directors. There being no further subjects, the meeting was closed, these minutes were drawn up, and after read and approved, is signed by all attending members. São Paulo, November 30, 2005.

David Feffer, Chairman of the Board and President of the Board of Directors
Fábio Eduardo de Pieri Spina, Secretary
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Cláudio Thomaz Lobo Sonder, Member of the Board
Jorge Feffer, Member of the Board
Adhemar Magon, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly-held Company with Authorized Capital
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Relevant Fact

As it is already known by the market, Suzano Petroquímica S.A. (Amalgamating Company) intends, on November 30, 2005, through the same act, in sequence, to amalgamate Suzano Química Ltda. (First Amalgamated Company) (Federal Tax ID CNPJ/MF 00,975,444/0001-42), Polipropileno S.A. (Second Amalgamated Company) (Federal Tax ID CNPJ/MF 13,604,087/0001-58), Polibrasil Resinas S.A. (Third Amalgamated Company) (Federal Tax ID CNPJ/MF 59,682,583/0001-20) and Polibrasil Compostos S.A. (Fourth Amalgamated Company) (Federal Tax ID CNPJ/MF 16,054,801/0001-70).

For this transaction, the Amalgamating Company requested the Securities and Exchange Commission (CVM) to waive: i) the submission of the audited financial statements of the involved companies, considering that the accounting of the Amalgamated Companies are already consolidated in the Amalgamating Company, and the amalgamation shall be performed with no increase of capital of the Amalgamating Company; ii) the submission of appraisals of the involved companies, according to the market value of their assets (article 264, Law No 6,404/76), considering that there will be no share exchange; iii) the announcement of a material fact, as set forth in CVM Instruction No 319/99.

On the other side, on the same date, it shall occur the amalgamation, of Polipropileno Participações S.A. by SPQ Investimentos e Participações Ltda., a company controlled by the Company. For said transaction, it was also requested the Securities and Exchange Commission (CVM) to waive: i) the submission of the audited financial statements of the involved companies, considering that the accounting of the Amalgamated Companies are already consolidated in the Amalgamating Company, and the amalgamation shall be performed with no increase of capital of the Amalgamating Company; ii) the submission of appraisals of the involved companies, according to the market value of their assets (article 264, Law No 6,404/76), considering that there will be no share exchange; iii) the announcement of a material fact, as set forth in CVM Instruction No 319/99.

The CVM agreed to the requests, on the condition that "at the moment of the intended amalgamation, all the companies to be amalgamated shall be closed companies, and Suzano Petroquímica S.A., shall, directly or indirectly, hold their full capital stock", and being further "required the announcement of a material fact, according to what is set forth in CVM Instruction No 358/02" (case RJ2005/7750). This last requirement is hereby complied with.

Therefore, Suzano Petroquímica concludes one more stage of its strategic repositioning process within the Brazilian petrochemical area.
São Paulo, November 28, 2005
Suzano Petroquímica S.A.
João Pinheiro Nogueira Batista
Financial and Investor Relations Director